Exhibit 4.46

25 June 2013

Drillships Holdings Inc.
Trust Company Complex
Ajeltake Road
Ajeltake Island
Majuro
Marshall Islands MH96960

Dear Sirs and Madams

RE: SENIOR SECURED LOAN CREDIT FACILITY AGREEMENT - WAIVER LETTER

Reference is made to the facility agreement dated 15 April 2011 (the "Loan Agreement") and entered into, inter alia, yourselves as borrower, Nordea Bank Finland Plc, London Branch as agent and the banks and financial institutions listed therein as lenders (including ourselves) (the "Lenders"), pursuant to which the Lenders have agreed to make available a facility of up to USD 800,000,000, subject to the terms and conditions set out therein. Expressions used in this letter shall bear the same meaning as set out in the Loan Agreement unless the context otherwise requires.

Reference is further made to your request that the 10 Business Day notice period referred to in clause 7.1 of the Loan Agreement be reduced to a 5 Business Day notice period.

We hereby confirm that, in accordance with clause 35.3.1 of the Loan Agreement, the Required Lenders have consented to your request.

This letter shall form an integral part of the Loan Agreement and shall be governed by, and construed in accordance with, Norwegian law. Clause 36 of the Loan Agreement shall apply to this letter.

Yours faithfully,

NORDEA BANK FINLAND PLC, London Branch, as Agent
(as per the authority set out in clause 35.3.1 of the Loan Agreement)

/s/ Ronny Bjørnådal	/s/ Erik Venold
Ronny Bjørnådal	Erik Venold
Head of Syndicated Loans	First Vice President